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                                             File No. 70-9441



                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                         AMENDMENT NO. 1

                                TO

                             FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935




                   NEW ENGLAND ELECTRIC SYSTEM

            (Name of company filing this statement)


                        25 Research Drive
                 Westborough, Massachusetts 01582

            (Address of principal executive offices)



                   NEW ENGLAND ELECTRIC SYSTEM

   (Name of top registered holding company parent of applicant)









John G. Cochrane                   Kirk L. Ramsauer
Treasurer                          Deputy General Counsel
25 Research Drive                  25 Research Drive
Westborough, Massachusetts 01582   Westborough, Massachusetts 01582

           (Names and addresses of agents for service)

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     Form U-1 Application/Declaration under the Public Utility Holding
Company Act of 1935, File No. 70-9441, is hereby amended by (i) adding the following to the end of Item 1:

     On February 1, 1999, NEES announced that it had entered into an agreement to merge with Eastern Utility Associates (EUA), under which NEES will acquire all outstanding shares of EUA for $31 per share subject to an upward adjustment. The merger between NEES and EUA is not conditioned on the closing of the merger between NEES and National Grid. NEES shareholders are not being asked to vote on the NEES/EUA merger because no NEES shares are being offered in connection with the merger, and because the NEES Trust Agreement does not require that NEES shareholders approve such a merger. However, the proxy statement for the approval of the NEES/National Grid merger needs to include a description of the NEES/EUA proposed merger. Contemporaneously herewith NEES is filing under a request for confidential treatment an updated, revised preliminary proxy statement (one marked to show changes from the January 27, 1999 filing and one unmarked copy) including the NEES/EUA information. The proposed NEES/EUA merger will require Commission approval under the Act; a separate NEES/EUA joint filing for such approval will be made at a later date.

     and (ii) by filing the following revised exhibit:

     B-1  Preliminary Proxy Statement Draft.
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                            SIGNATURE
                            ---------

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to the Application/ Declaration on Form U-1 (Commission's File No. 70-9441) to be signed on its behalf, as indicated by the undersigned officer thereunto duly authorized.


                               NEW ENGLAND ELECTRIC SYSTEM


                                   s/John G. Cochrane
                               By
                                  John G. Cochrane, Treasurer



Date: February 12, 1999




The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.